UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 2, 2022

FOUNDER SPAC

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40910	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11752 Lake Potomac Drive

Potomac MD, 20854

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (240) 418-2649

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	FOUNU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	FOUN	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	FOUNW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On December 15, 2021, Founder SPAC (the “Company” or “Founder”), Ravenclaw Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, Ravenclaw Merger Sub Corporation 1, a Delaware corporation and wholly owned subsidiary of the Company, Ravenclaw Merger Sub Corporation 2, a Delaware corporation and wholly owned subsidiary of the Company, Ravenclaw Merger Sub Corporation 3, a Delaware corporation and wholly owned subsidiary of the Company, Boom Clover Business Limited, a British Virgin Islands corporation, NZSF Frontier Investments Inc., a Delaware corporation, and PLC Blocker A LLC, a Delaware limited liability company, entered into an agreement and plan of merger (the “Merger Agreement”) with Rubicon Technologies, LLC, a Delaware limited liability company (“Rubicon”).

On August 2, 2022, the Company held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders approved the following proposals (collectively, the “Proposals”): (1) a proposal to approve by ordinary resolution the business combination between Founder and Rubicon (the “Business Combination” and such proposal, the “Business Combination Proposal”); (2) a proposal to approve by special resolution a change in Founder’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation under the laws of the State of Delaware (the “Domestication” and such proposal, the “Domestication Proposal”); (3) a proposal to approve by special resolution the certificate of incorporation of Founder in connection with the Domestication (the “Proposed Charter”) to, among other things, change Founder’s name to “Rubicon Technologies, Inc.” (“New Rubicon”), to be effective upon the consummation of the Business Combination (the “Charter Proposal”); (4) a proposal to approve and adopt, on a non-binding advisory basis and by ordinary resolution, certain governance provisions set forth in the Proposed Charter, including: (A) a proposal to amend the Memorandum and Articles of Association of Founder (“Memorandum and Articles of Association”) to authorize the change in the authorized capital stock of Founder from (i) 479,000,000 Class A ordinary shares (“Founder Class A Shares”), 20,000,000 Class B ordinary shares (“Founder Class B Shares”) and 1,000,000 preference shares, par value $0.0001 per share, of Founder, to (ii) 690,000,000 shares of Class A common stock, 275,000,000 shares of Class V common stock and 10,000,000 shares of New Rubicon preferred stock, par value $0.0001 per share; (B) a proposal to amend the Memorandum and Articles of Association to authorize adopting Delaware as the exclusive forum for certain stockholder litigation; (C) a proposal to amend the Memorandum and Articles of Association to authorize adopting Section 203 of the Delaware General Corporate Law to prevent certain takeovers by interested stockholders; (D) a proposal to amend the Memorandum and Articles of Association to require at least two-thirds of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, to adopt, amend or repeal, or adopt any provision inconsistent with, Articles V (the provisions regarding the size of the board of directors of New Rubicon, the classification of the board of directors of New Rubicon, the filling of vacancies and the election and removal of directors), VI (the provisions regarding stockholder actions without a meeting and who can call special meetings of stockholders), IX (the provisions regarding requirements to amend the charter and bylaws of New Rubicon by the board of directors of New Rubicon or by stockholders), and X (the provisions regarding the limited liability of directors of New Rubicon) of the Proposed Charter or any provision of the bylaws of New Rubicon; (E) a proposal to amend the Memorandum and Articles of Association to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class; (F) a proposal to amend the Memorandum and Articles of Association to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting; (G) a proposal to amend the Memorandum and Articles of Association to adopt a waiver of corporate opportunities for its non-employee directors; and (H) a proposal to amend the Memorandum and Articles of Association to authorize (i) changing the corporate name from “Founder SPAC” to “Rubicon Technologies, Inc.”; (ii) making New Rubicon’s corporate existence perpetual, and (iii) removing certain provisions related to Founder’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination (together, the “Governance Proposals”); (5) a proposal to elect by ordinary resolution, effective as of the consummation of the Business Combination, Nate Morris, Andres Chico, Coddy Johnson, Paula Henderson, Osman Ahmed, Jack Selby, Ambassador Paula J. Dobriansky, Barry Caldwell, and Brent Callinicos, to serve on the board of directors of New Rubicon until their respective successors are duly elected and qualified (the “Directors Proposal”); (6) a proposal to approve by ordinary resolution the Rubicon Technologies, Inc. 2022 Equity Incentive Plan, to be effective upon the consummation of the Business Combination (the “Share Plan Proposal”); (7) a proposal to approve by ordinary resolution, for purposes of complying with Nasdaq Listing Rule 5635 (a) and (b), the issuance of more than 20% of the issued and outstanding ordinary shares and the resulting change in control in connection with the Business Combination(the “Nasdaq Proposal”); and (8) a proposal to approve by ordinary resolution the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event Founder does not receive the requisite shareholder vote to approve the Proposals (the “Adjournment Proposal”).

The approval of the Business Combination Proposal required the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding Founder ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

The Business Combination Proposal and each of the other Proposals presented at the Meeting were approved by Founder’s shareholders. The final voting results for each Proposal are set forth below.

Business Combination Proposal

The Business Combination Proposal was approved by ordinary resolution of Founder’s shareholders, and received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
30,012,866	822,897	1,806

Domestication Proposal

The Domestication Proposal was approved by special resolution of Founder’s shareholders, and received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
30,012,906	822,867	1,796

Charter Proposal

The Charter Proposal was approved by special resolution of Founder’s shareholders, and received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
30,013,788	821,985	1,796

Governance Proposals

Each of the Governance Proposals was approved. The votes for each sub-proposal were as follows:

(i)	A proposal to amend the Memorandum and Articles of Association to authorize the change in the authorized capital stock of Founder from (i) 479,000,000 Founder Class A Shares, 20,000,000 Founder Class B Shares and 1,000,000 preference shares, par value $0.0001 per share, of Founder, to (ii) 690,000,000 shares of Class A common stock, 275,000,000 shares of Class V common stock and 10,000,000 shares of New Rubicon preferred stock, par value $0.0001 per share, received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
23,378,633	4,087,566	3,371,370

(ii)	A proposal to amend the Memorandum and Articles of Association to authorize adopting Delaware as the exclusive forum for certain stockholder litigation received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
23,379,899	4,087,636	3,370,034

(iii)	A proposal to amend the Memorandum and Articles of Association to authorize adopting Section 203 of the Delaware General Corporate Law to prevent certain takeovers by interested stockholders received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
23,380,485	4,087,068	3,370,016

(iv)	A proposal to amend the Memorandum and Articles of Association to require at least two-thirds of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, to adopt, amend or repeal, or adopt any provision inconsistent with, Articles V (the provisions regarding the size of the board of directors of New Rubicon, the classification of the board of directors of New Rubicon, the filling of vacancies and the election and removal of directors), VI (the provisions regarding stockholder actions without a meeting and who can call special meetings of stockholders), IX (the provisions regarding requirements to amend the charter and bylaws of New Rubicon by the board of directors of New Rubicon or by stockholders), and X (the provisions regarding the limited liability of directors of New Rubicon) of the Proposed Charter or any provision of the bylaws of New Rubicon received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
23,379,312	4,087,598	3,370,659

(v)	A proposal to amend the Memorandum and Articles of Association to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
23,375,687	4,091,026	3,370,856

(vi)	A proposal to amend the Memorandum and Articles of Association to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
23,374,529	4,092,547	3,370,493

(vii)	A proposal to amend the Memorandum and Articles of Association to adopt a waiver of corporate opportunities for its non-employee directors received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
23,378,447	4,087,077	3,372,045

(viii)	a proposal to amend the Memorandum and Articles of Association to authorize (i) changing the corporate name from “Founder SPAC” to “Rubicon Technologies, Inc.”; (ii) making New Rubicon’s corporate existence perpetual, and (iii) removing certain provisions related to Founder’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
26,644,919	822,517	3,370,133

Directors Proposal

The Directors Proposal was approved by ordinary resolution of Founder’s shareholders, electing, effective as of the consummation of the Business Combination, Nate Morris, Andres Chico, Paula Henderson, Coddy Johnson, Osman Ahmed, Jack Selby, Ambassador Paula J. Dobriansky, Barry Caldwell, and Brent Callinicos, to serve on the board of directors of New Rubicon until their respective successors are duly elected and qualified. Pursuant to Founder’s Memorandum and Articles of Association, only holders of Founder’s Class B Shares were permitted to vote on the Directors Proposal. The Director Nominees received the following votes:

Director Nominees:

i.	Nate Morris

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

ii.	Andres Chico

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

iii.	Coddy Johnson

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

iv.	Paula Henderson

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

v.	Osman Ahmed

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

vi.	Jack Selby

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

vii.	Ambassador Paula J. Dobriansky

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

viii.	Barry Caldwell

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

ix.	Brent Callinicos

Founder Class B Shares Votes For	Founder Class B Shares Votes Against	Founder Class B Shares Abstentions
7,906,250	0	0

Share Plan Proposal

The Share Plan Proposal was approved by ordinary resolution of Founder’s shareholders, and received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
25,376,532	5,456,708	4,329

Nasdaq Proposal

The Nasdaq Proposal was approved by ordinary resolution of Founder’s shareholders, and received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
30,011,260	822,967	3,342

Adjournment Proposal

The Adjournment Proposal was approved by ordinary resolution of Founder’s shareholders, and received the following votes:

Founder Ordinary Shares Votes For	Founder Ordinary Shares Votes Against	Founder Ordinary Shares Abstentions
29,909,199	823,799	104,571

Item 7.01. Regulation FD Disclosure.

On August 3, 2022, the Company issued a press release (the “Press Release”), announcing the results of the Meeting. A copy of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press Release, dated August 3, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDER SPAC

	By:	/s/ Osman Ahmed
	Name:	Osman Ahmed
	Title:	Chief Executive Officer
Date: August 3, 2022